FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of April, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

April 24, 2007

                       Hanson PLC Annual General Meeting

Speaking at the Annual General Meeting of Hanson PLC later today, Alan Murray,
Chief Executive, will review the company's performance during 2006 and make the following comments regarding the group's outlook:

"Whilst it is still early in the construction season, overall our trading outlook for 2007 is substantially the same as two months ago.

In the USA, selling prices have remained robust. However, the residential market has been difficult and, together with a prolonged winter season, will result in a challenging first half compared to an unusually strong first half of 2006. In addition, the weak US dollar will affect the translated results for the period.

Elsewhere, our operations in the UK, Australia, Asia and Continental Europe have started the year well.

We continue to invest in our business and expect our level of capital investment to  increase  by  around  £100m  against  2006 to  between  £350m  and
£400m  in 2007.  Many of these  projects  will  take  more than one year to complete and hence most of the benefit will be delivered in 2008 and beyond.

Acquisitions  remain an important part of our growth strategy.  To date in 2007, we have invested approximately £120m in seven acquisitions,  principally in our US building  products  division.  The  pipeline of potential  deals  remains encouraging, particularly in North America."

Slides, speeches and proxy votes will be available on Hanson's website
www.hanson.biz from 3pm (BST).

Further information about Hanson can be found at www.hanson.biz

Enquiries:

Hanson PLC +44 (0)20 7245 1245
Media - Charlotte Mulford
Investors/Analysts - Nick Swift

Website:
www.hanson.biz

Notes to editors:

Hanson is one of the world's  largest  suppliers of heavy building  materials to the construction  industry,  with turnover in 2006 of £4.1bn.  Our products
fall  into  two  categories:   'aggregates'  (crushed  rock,  sand  and  gravel,
ready-mixed  concrete,  asphalt  and  cement  related  products)  and  'building products' (concrete pipes, pre-cast products, concrete pavers, blocks, tiles and clay bricks).  We employ  approximately  26,000 people,  operating  primarily in
North America,  the UK and Australia with further operations in Asia Pacific and
Continental Europe.

Register for Hanson's e-mail distribution service for press releases and notification of the publication of corporate reports via www.hanson.biz.

High-resolution Hanson images for editorial use are available from
www.hanson.biz

Forward-looking statements made in this press release involve risks and uncertainties which could cause actual results and developments to differ materially from those expressed in or contemplated by such statements. Factors which could cause such differences are set out in detail in Hanson's Annual
Report and Form 20-F and include, but are not limited to, changes in economic conditions; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of raw materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems.
Hanson does not undertake any obligation to update or revise publicly such forward-looking statements. All written, oral or other tangible and electronic forward-looking statements attributable to Hanson or persons acting on behalf of
Hanson are expressly qualified in their entirety by this cautionary statement.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   April 24, 2007